SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No. 3)

                Under the Securities Exchange Act of 1934

                          Thackeray Corporation
                            (Name of Issuer)

                  Common Stock, Par Value $.10 per share
                     (Title of Class and Securities)

                                883217  10  1
                  (CUSIP Number of Class of Securities)

                             Edmund C. Duffy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, New York  10022
                             (212) 735-3000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              March 23, 1995
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:                             ___
                                                             /__/

        Check the following box if a fee is being paid with this
        Statement:                                            ___
                                                             /__/


                              SCHEDULE 13D

    CUSIP NO. 883217  10 1

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Estate of Peter J. Sharp

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  ( )
                                                                   (b)  ( )

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

                Not applicable

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                             ( )

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                        7     SOLE VOTING POWER
                                                 937,500
               NUMBER OF
                SHARES
              BENEFICIALLY              8   SHARED VOTING POWER
                OWNED BY                           61,400
                 EACH
              REPORTING                 9   SOLE DISPOSITIVE POWER
              PERSON WITH                         937,500

                                       10  SHARED DISPOSITIVE POWER
                                                   61,400

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    998,900  (See Item 5)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                     ( )

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 19.6%   (See Item 5)

   14     TYPE OF REPORTING PERSON*
                        OO


                                 SCHEDULE 13D

    CUSIP NO. 883217  10 1

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Peter Sharp & Co., Inc.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  ( )
                                                                   (b)  ( )

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

                 Not applicable

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                               ( )

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                                        7   SOLE VOTING POWER
               NUMBER OF
                SHARES                  8   SHARED VOTING POWER
              BENEFICIALLY                      61,400
               OWNED BY
                EACH                    9   SOLE DISPOSITIVE POWER
               REPORTING
               PERSON WITH             10   SHARED DISPOSITIVE POWER
                                                61,400

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  61,400   (See Item 5)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                     ( )

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 1.2% (See Item 5)

   14     TYPE OF REPORTING PERSON*
                   CO


                                 SCHEDULE 13D

    CUSIP NO. 883217  10 1

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    The Peter Jay Sharp Foundation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  ( )
                                                                      (b)  ( )

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

              Not applicable

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)                                               ( )

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                                        7   SOLE VOTING POWER
               NUMBER OF                       375,000
                SHARES
              BENEFICIALLY              8   SHARED VOTING POWER
               OWNED BY
                 EACH
               REPORTING                9   SOLE DISPOSITIVE POWER
              PERSON WITH
                                               375,000

                                       10   SHARED DISPOSITIVE POWER

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                375,000  (See Item 5)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          ( )

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Approximately 7.3% (See Item 5)

   14     TYPE OF REPORTING PERSON*
              CO


               This statement is being filed by The Estate of Peter
          J. Sharp (the "Estate"), Peter Sharp & Co., Inc., a New York corporation (the "Company"), and The Peter Jay Sharp Foundation, a Delaware corporation (the "Foundation"), and amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by the Estate and the Company relating to shares of common stock, $.10 par value (the "Shares"), of Thackeray Corporation, a Delaware corporation ("Thackeray" or the "Issuer"), dated September 10, 1992, as amended by Amendment No.1, dated October 6, 1993 and further amended by Amendment No. 2, dated March 13, 1995. The Estate, the Company and the Foundation are referred to collectively herein as the "Filing Persons."

          Item 4.  Purpose of Transaction.

               Item 4 is hereby amended and supplemented by adding thereto the information provided in Item 6 below. See
          Item 6.

          Item 6. Contracts, Arrangements, Undertakings on Relationships with Respect to Securities of the Issuer


               On March 23, 1995, the Filing Persons and P.
               Oppenheimer Administrative Corporation
               ("Oppenheimer") entered into an option agreement (the "Option"), which is annexed hereto as Exhibit 3 and incorporated herein by reference. The Option grants an option to Oppenheimer to purchase, together with any entity designated by and under the control of Philip V. Oppenheimer, all 1,373,900 Shares owned collectively by the Filing Persons.

          Item 7.  Material to be Filed as Exhibits.

               Item 7 is hereby amended and supplemented by adding thereto the following:

          Exhibit 3: Option, dated March 23, 1995, by and among the Estate of Peter J. Sharp, Peter Sharp & Co., Inc., the Peter Jay Sharp Foundation and P. Oppenheimer Administrative Corporation.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 27, 1995

                              PETER SHARP & CO., INC.

                              By:  /s/ Barry Tobias
                                   Barry Tobias,
                                   Chief Financial Officer



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 27, 1995

                              THE ESTATE OF PETER SHARP

                              By:  /s/ Caroline M. Sharp
                                   Caroline M. Sharp, Executrix

                              By:  /s/ Peter H. Sharp
                                   Peter H. Sharp, Executor

                              By:  /s/ Randall A. Sharp
                                   Randall A. Sharp, Executrix



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 27, 1995

                              THE PETER JAY SHARP FOUNDATION

                              By: /s/ Barry Tobias
                                   Barry Tobias
                                   Treasurer



                                Exhibit Index

                                                            Page

          Exhibit 3:     Option, dated March 23, 1995,       10
                         by and among the Estate of Peter
                         J. Sharp, Peter Sharp & Co.,
                         Inc., The Peter Jay Sharp
                         Foundation and P. Oppenheimer
                         Administrative Corporation.